

August 8, 2013

H. Eric Bolton, Jr.
Chairman of the Board of Directors and Chief Executive Officer
Mid-America Apartment Communities, Inc.
Mid-America Apartments, L.P.
6584 Poplar Avenue, Suite 300
Memphis, TN 38138

> **Re:** **Mid America Apartment Communities, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 19, 2013**
> **File No. 333-190027**
>
> **Mid America Apartments, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 19, 2013**
> **File No. 333-190028**

Dear Mr. Bolton:

We have limited our review of your registration statements to those issues we have addressed in our comment. Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to this comment, we may have additional comments.

1. We note that part of the business combinations involves Colonial Realty Limited Partnership merging with Mid America Apartments L.P. (the "Partnership Merger"), whereby each limited partner interest in Colonial LP will be cancelled and converted into Class A Common Units in MAA LP. We note that this Partnership Merger is separate from the parent REIT merger. It appears that the Partnership Merger may constitute a roll-up transaction that would be subject to Subpart 900 of Regulation S-K. Please provide all the disclosure and other relevant information required by Subpart 900 or provide us with a supplemental analysis as to why you do not believe that this transaction constitutes a roll-up transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with res0pect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Angela McHale at 202-551-3402 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief